Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

January 27, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ENGAGES SOUTHERN CROSS ENERGY TO SOURCE AND PURSUE OIL & NATURAL GAS OPPORTUNITIES IN COLOMBIA, SOUTH AMERICA

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (“Alberta Star” or the “Company”) is pleased to announce that its has entered into an agreement with Southern Cross Energy (“Southern Cross”) to locate and pursue a number of heavy oil and natural gas opportunities in Colombia, South America.

Alberta Star jointly with Southern Cross intends to pursue, review and evaluate a number of strategic exploration and production opportunities in several oil & gas regions throughout Colombia, South America. The Company over the past few months has been actively reviewing oil and natural gas exploration and production opportunities in several regions of Colombia with a number of interested parties. The Company believes that Colombian oil exploration and development activity is now targeting the heavy oil resources situated in Columbia, particularly in the upper, middle and southern Magdalena river valley where the Company and its working interest partner, hope to implement their successful Canadian heavy oil exploration, production strategy model, which has been developed successfully in the prolific heavy oil fields straddling Lloydminster, Alberta and Saskatchewan.

Southern Cross is located in Bogota, Colombia and offers a wide variety of geological consulting and financial services to the Colombian Oil and Gas industry, as well as other areas of South America. Southern Cross was established by Mr. Stephen Newton and Mr. Menno Wiebe who have collectively more than 70 years of oil and natural gas experience in Latin America, including 25 years of oil and natural gas experience developing opportunities in Colombia. Messrs. Newton and Wiebe previously founded Solana Resources Limited one of the first successful Colombian focused, Canadian based start ups. In addition to assisting and managing the development of many international oil & gas majors and juniors, to date, the directors of Southern Cross has raised in aggregate, more than $150 million USD over the past seven years of operation in Colombia, for oil and gas projects.

THE DIRECTORS PROFILES OF SOUTHERN CROSS ARE AS FOLLOWS;

MR. STEPHEN NEWTON: Non -Executive Board Member; and former VP of Engineering and Enhanced Oil Recovery for Occidental Petroleum Worldwide, President of Occidental Colombia, President & CEO of Solana Resource, President of Global Energy Development in Colombia; and now currently the CEO of Vetra Energia S.L.. Mr. Stephen Newton has had a distinguished career and has more than 35 years of successful international oil and gas industry experience, and is well known and highly regarded in the Colombian oil & gas industry and has been recognized for developing the oil and gas industry in Colombia by government agencies, officials and organizations working within the Colombian oil industry. Stephen Newton is a Petroleum Engineer, (B.E. and M.Sc.), with and executive MBA, has had an exemplary and long term Public company experience.

MR. MENNO WIEBE: Executive Director of SCE; and former Chief Development Geologist of Occidental Petroleum UK, Exploration Manager of Bow Valley Resources (Indonesia), Manager of Husky Oil (Indonesia), VP and General Manager of Hall Houston Oil Company (Malaysia), CEO of Pertacal Energy Inc., VP Exploration of Solana Resources (Colombia). Mr. Wiebe is a non executive Director of several TSX and AIM listed companies. Mr. Wiebe has more than 35 years of experience in international oil and gas operations with 8 years of Colombian oil and gas experience. Mr. Wiebe is a registered Geologist (B.Sc.- Honors Geology) and has an MBA from Warwick University in the UK.

Mr. CHRISTOPHER NEWTON: Executive Director; and a former executive consultant with McKinsey USA. Mr. Chris Newton has developed a number commercial business strategies for various companies in regard to the acquisition of basic materials, banking development, telecommunications systems, and product development of consumer goods. Mr. Newton headed a specialized team in corporate leadership designed to develop and implement costing reductions, operational synergies strategies for a recognized international oil company. Mr. Newton is results oriented and has designed commercial strategies for a multi-national basic materials basic materials company in Colombia. Mr. Newton holds degrees in both Business Management and Management of Information Systems from Suffolk University, Boston.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is a junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a qualified management team in field exploration, exploration drilling, well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties. The Company is committed to increasing its daily aggregate oil production, by selecting and acquiring additional strategic oil and gas properties for acquisition, exploration and then developing these petroleum and natural gas resource assets. The Company plans on increasing exploration and development of its existing petroleum and natural gas resource assets and plans on increasing its daily aggregate oil production with these assets. The Company continues to review and seek to acquire additional strategic oil & gas exploration properties in Alberta, Saskatchewan and as well, is seeking to acquire additional international oil and gas production and exploration projects. The Company will also consider advanced stage base and precious metal property acquisitions and will seek to acquire additional exploration and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131         Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.